FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March 2006

Commission File Number: 0-13742

Océ N.V.

(Translation of registrants name into English)

St. Urbanusweg 43, Venlo, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:      Ö            Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:                      No:      Ö

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCÉ N.V.

By:	/s/ R.L. van Iperen
Chairman of the Board of
Executive Directors
(Principal Executive Officer)

Dated: April 5, 2006

EXHIBIT INDEX

Exhibit No.	Exhibit Name
99.1	Press Release issued March 10, 2006

99.2	Press Release issued March 22, 2006

99.3	Press Release issued March 31, 2006

99.4	Press Release issued April 4, 2006

Exhibit 99.1

Euro 650,000,000 credit facility for Océ Group successfully arranged by

Fortis Bank SA/NV and ING Bank N.V. acting as Co-ordinators

On March 9, 2006 Océ N.V. and Océ-Interservices N.V./S.A. have signed Euro 500 million and Euro 150 million five year multi currency credit facilities (the “Facilities”) with Fortis Bank SA/NV and ING Bank N.V., acting as Co-ordinators. ABN AMRO Bank N.V., Fortis Bank SA/NV, ING Bank N.V. and Rabobank, are the bookrunners and mandated lead arrangers.

The mandated lead arrangers have been joined by Bank of America N.A., Banque Artesia Nederland N.V.,

Dresdner Kleinwort Wasserstein, JPMorgan Chase Bank N.A., KBC Bank NV, NIBC Bank N.V.,

SanPaolo Imi SpA and Lloyds TSB Bank plc in the Facilities.

The proceeds of the Facilities will be applied for general corporate purposes including the refinancing of certain existing indebtedness and acquisitions.

March 10, 2006

Océ N.V., Venlo, the Netherlands

About Océ:

Océ is one of the world’s leading suppliers of professional printing and document management systems. For the office market, industry and the graphics market the company develops and manufactures systems for the production, distribution and management of documents.

Océ primarily focuses on professional environments in which its products are well-known for their productivity and reliability, ease of use and favourable ‘total cost of ownership’. The company has built a world-wide reputation as an innovative business both commercially and technologically.

Océ is commercially active in 80 countries and has its own sales and service organisations in over 30 countries.

In 2005 Océ achieved Euro 2.7 billion in revenues, employing 24,000 people and realised a net income of Euro 79 million.

For more information on Océ visit www.oce.com.

Océ-Interservices N.V./S.A. is a wholly owned financing group company established in Brussels, Belgium.

For further information:

Investor Relations:	Press:
Pierre Vincent Senior VP Investor Relations	Jan Hol, Senior VP Corporate Communications
Telephone +31 77 359 2240	Telephone + 31 77 359 2000
E-mail investor@oce.com	E-mail jan.hol@oce.com

Océ N.V. P.O. Box 101, 5900 MA Venlo, the Netherlands Telephone # 31 77 359 2240 Océ investor information on Internet: http://www.investor.oce.com

Exhibit 99.2

Océ financing preference shares to remain shareholders’ equity under IFRS

Venlo, The Netherlands, March 22, 2006 – Océ N.V. announces that it has signed an agreement with certificate holders of its financing preference shares about changes in the conditions applying to these shares. These changes are necessary for the financing preference shares to be considered as shareholders’ equity under the new IFRS accounting rules.

The agreement is subject to approval by the Annual General Meeting of Shareholders of Océ N.V. to be held on April 20, 2006.

Important elements of the agreement are:

•	The Executive Board of Océ will decide on the profit appropriation and accordingly on the dividend on these shares.

•	With effect from financial year 2006 (December 1, 2005), the cash dividend on these shares will increase from 3.761% to 4.5% per year.

•	Certificate holders of the financing preference shares can convert these shares into ordinary shares at a price of Euro 18.01 per share on November 30, 2012. This conversion price is 25% higher than the average market price of the Océ shares for the last 20 trading days before 21 March 2006.

•	If the market price of Océ shares on November 30, 2012 is higher than 130% of the conversion price, the certificate holders of the financing preference shares must pay the difference between the market price on that date and 130% of the conversion price to Océ in cash.

•	If the company is involved in a merger, or in the event of a public offer on Océ confirmed by the bidder, the certificate holders of the financing preference shares can convert these shares into ordinary shares of Océ.

•	Océ is under no obligation to repurchase the financing preference shares.

•	In relation to corporate governance, the voting rights on the preference shares can on request be transferred to the certificate holders based on the conversion price (6.35 : 1).

Commenting on this agreement, Jan van den Belt, member of the Océ Executive Board and Chief Financial Officer, said: “This agreement provides sustainable strengthening of the financing of Océ, through which a good balance is achieved between shareholders’ equity and debt. This financing mix is an important foundation for the future development and profitable growth of the company.”

Océ N.V.

March 22, 2006

For further information:

Investor Relations:	Press:
Pierre Vincent Senior VP Investor Relations	Jan Hol, Senior VP Corporate Communications
Telephone +31 77 359 2240	Telephone + 31 77 359 2000
E-mail investor@oce.com	E-mail jan.hol@oce.com

Océ N.V. P.O. Box 101, 5900 MA Venlo, the Netherlands Telephone # 31 77 359 2240 Océ investor information on Internet: http://www.investor.oce.com

Exhibit 99.3

Océ announces the pro forma effects of application of IFRS for the financial year 2005

Main points:

•	Net income of the 2005 financial year increased with € 1 million

•	Total equity at December 1, 2004 reduced by € 70 million due to adjustments in pensions and stock options obligations

•	No impact on the aggregate cash flow

•	Application IFRS standards for financial instruments as from December 1, 2005 reduces total equity with € 100 million; revised conditions for financial instruments in the financial year 2006 may lead to an increase of total equity with € 94 million

•	Reporting: ‘Océ IFRS based reporting of the financial year 2005’ now available on http://www.investor.oce.com

Today Océ announced the pro forma effects of converting from Dutch Generally Accepted Accounting Principles (Dutch GAAP) to International Financial Reporting Standards (IFRS). This relates to the financial information as from December 1, 2004 (the IFRS transition date that is valid for Océ), the four quarters of the financial year 2005 and the application of the IFRS accounting principles for financial instruments as from December 1, 2005.

For the 2005 financial year net income under IFRS is € 1 million higher than under Dutch GAAP. Future results under IFRS may become more volatile because of changes in assets and liabilities shown at fair value and due to the change from the straight-line amortisation of capitalised goodwill (supplemented by impairment testing) to a system of impairment testing only.

Total equity on the basis of IFRS as at December 1, 2004 has been reduced by € 70 million due to a change in the valuation of pension obligations (€ 65 million) and option plans (€ 5 million).

The level of the cash flow remains unchanged after the conversion to IFRS.

Due to the application of the IFRS accounting principles for financial instruments as from December 1, 2005 total equity has been reduced by € 100 million. This relates to financing preference shares (€ 57 million) and a minority interest (€ 37 million), which are to be classified as liabilities under IFRS for € 94 million and the recognition of derivative financial instruments (€ 6 million).

Océ N.V. P.O. Box 101, 5900 MA Venlo, the Netherlands Telephone # 31 77 359 2240 Océ investor information on Internet: http://www.investor.oce.com

Océ has agreed revised conditions which already in the first quarter of financial year 2006 result in an equity classification for the minority interest. Also with the certificate holders of the financing preference shares revised conditions have been agreed which will lead to an equity classification. The proposal for revised conditions on financing preference shares is subject to approval of the shareholders and is included in the agenda of the Annual General Meeting of Shareholders that will take place on April 20, 2006.

The figures included in this press release are preliminary and unaudited.

March 31, 2006

Océ N.V.

Venlo, the Netherlands

For further information:

Investor Relations:	Press:
Pierre Vincent Senior VP Investor Relations	Jan Hol, Senior VP Corporate Communications
Venlo, The Netherlands	Venlo, The Netherlands
Telephone +31 77 359 2240	Telephone + 31 77 359 2000
E-mail investor@oce.com	E-mail jan.hol@oce.com

Océ N.V. P.O. Box 101, 5900 MA Venlo, the Netherlands Telephone # 31 77 359 2240 Océ investor information on Internet: http://www.investor.oce.com

Exhibit 99.4

Results first quarter financial year 2006

Océ N.V. P.O. Box 101, 5900 MA Venlo, the Netherlands +31 77 359 22 40 Océ investor information on Internet: http://www.investor.oce.com	Printing for Professionals

Quarterly report 2006/1

Results first quarter financial year 2006*

	First quarter
In million €	2006	2005**	Δ
Total revenues	754.1	622.8	21.1%
Operating income	23.7	14.0	69.3%
Net income	11.9	8.3	42.9%
Net income attributable to holders of ordinary shares	11.9	7.8	52.6%
In € per share
Net income	0.14	0.09

*	The figures in this report are unaudited. The report has been prepared on the basis of IFRS.
**	Recalculated on the basis of IFRS [see press release dated March 31, 2006 and website www.investor.com].

•	Total revenues up 21% thanks to acquisition of Imagistics and exchange rate effects.

•	Operating income increases by 69%; compared to 2005 this result has been influenced by a number of special items. On a like-for-like basis operating income increases by 40%.

•	Océ introduces a number of major new printing systems which will contribute to further improvements.

Comments by Executive Board Chairman Rokus van Iperen:

On the integration of Océ-Imagistics:

‘The integration of Océ-Imagistics is progressing well.

We will realise the cost savings planned for 2006. In the meantime the first joint commercial results have been achieved. Several Imagistics customers have become customers of Océ Business Services. Other Imagistics customers have ordered Océ printers that could not previously be supplied by Imagistics. Thanks to the Océ Imagistics combination a new, full-line supplier has been created in the United States whose strength has been noted by the market. The synergies planned for 2006 will mainly show through in the results in the second half of this year.’

On the first quarter results:

‘The revenues of DDS have increased considerably thanks to the acquisition of Imagistics, which has been included in the consolidation for a full quarter for the first time.

The revenues of WFPS likewise showed a good increase. This reflects our leading position in the wide format market.

The results indicate that Océ is continuing the upward line. However, much still has to be done. The achievement of the synergies with Imagistics, the reduction of cost prices and operating expenses combined with the competitive strength of our products will lead to improvement of margin and cash flow.’

On the products:

‘In recent years, despite the sometimes difficult economic climate, we have continued to invest in the innovation and improvement of our products. Partly as a result we introduced twenty new products last month, the most important ones being the Océ VarioPrint 6250 and the Océ TCS500.

The Océ VarioPrint 6250 is the world’s fastest digital machine for duplex printing for the commercial and corporate markets and is based on an entirely new concept.

The Océ TCS500 is a highly productive colour printer for the technical documents market.’

Quarterly report 2006/1

Results first quarter 2006

With effect from the 2006 financial year Océ is reporting on the basis of IFRS. To enable a comparison with the prior year, the income statement and the balance sheet for 2005 have also been prepared on the basis of IFRS. A press release about this was published on March 31, 2006 and details can be found on our website www.investor.oce.com.

Operating income in the first quarter of 2005 was € 0.9 million lower under IFRS than under Dutch GAAP. The principal change in the income statement relates to the inclusion of the costs of share-based schemes [specifically stock options], which amounted to € 1.3 million in the first quarter of 2005. For this reason the comparative figures for 2005 shown in this press release differ from the figures published in the previous year.

As from the first quarter of 2006 innovation costs, which were formerly classified as manufacturing costs, have been included in the R&D costs. As a result the gross margin has increased in 2006 by € 10.0 million [2005: € 8.8 million]; operating expenses have increased by the same amount. The comparative figures for 2005 have been restated to reflect these changes.

Total revenues in the first quarter increased by 21.1% to € 754.1 million.

This increase was achieved through the acquisition of Imagistics and exchange rate effects. Exchange rates had the effect of increasing revenues by 4.2%. Thanks to the acquisition non-recurring revenues were 16.1% higher. After adjustment for exchange rates the increase amounted to 12.4%. This increase in revenues is relatively limited due to the fact that an exceptionally high increase was achieved in the first quarter of 2005.

Recurring revenues increased by 23.0%, of which 4.4% was the result of exchange rates. The increase in recurring revenues was, besides the acquisition, attributable to higher revenues from services.

The gross margin increased by 1.0% to 42.9%. The net effect of exchange rate results and foreign exchange hedges amounts to

-0.1%; a release of pension liabilities in the United States accounts for 0.6% of the increase, whilst volume/mix effects contributed 0.5%.

Operating expenses as a percentage of total revenues increased by 0.2% to 39.8%. After adjustment for exchange rates and exceptional items, operating expenses showed a slight decrease.

Operating income amounted to € 23.7 million [2005: € 14.0 million]. On the one hand this result was positively influenced by the above-mentioned release of pension liabilities in the United States as a consequence of a change in the pension scheme [€ 11.8 million]. On the other hand a number of exceptional items had the effect of depressing the operating income. Restructuring and integration costs amounted to € 3.7 million.

The IFRS accounting rules for share-based schemes reduced operating income by € 2.7 million [in 2005: € 1.3 million]. Because of the increase in the Océ share price in the first quarter the liability that Océ has in respect of share-based schemes increased by the above-mentioned amount. Due to the sale of the lease portfolio operating income decreased by € 2.6 million as compared to the first quarter of 2005 because of lower book profits and lower revenues from lease interest.

The following table gives the comparison with operating income [€ 14.0 million] in 2005:

In million €
EBIT 2006/1		23.7
Restructuring and integration costs	3.7
Costs of share-based schemes [difference compared to 2005]	1.4
Lease revenues [difference compared to 2005]	2.6
Release of provisions:
- Pensions United States	-11.8

		-4.1

EBIT 2006/1 corrected		19.6

Quarterly report 2006/1

Financial expense [net] amounted to € 12.6 million [2005: € 3.1 million]. This item includes € 1.1 million as a result of the fact that under IFRS the financing preference shares and a minority interest have been reclassified from total equity to debt. Since Océ and the relevant financiers have changed the conditions for these financing instruments, these items will again be classified as total equity. As regards the financing preference shares this reclassification is conditional on approval by shareholders at the General Meeting of Shareholders on April 20, 2006.

A substantial proportion of income was achieved in countries with a relatively low tax charge. Furthermore, losses that can be compensated are largely accounted for against nominal tax rates. On balance this meant that taxes contributed € 0.7 million to net income.

Net income amounted to € 11.9 million [2005: € 8.3 million].

Net income per ordinary share outstanding amounted to € 0.14 [2005: € 0.09].

Results by Strategic Business Unit

The results of the Strategic Business Units are shown on the basis of IFRS. For 2005 these differ from the figures published last year. However, the differences are relatively limited.

In Digital Document Systems [DDS] the integration of Imagistics International Inc., which was acquired in October 2005, is progressing favourably. The integration of the marketing and sales organisations has already taken place. The amalgamation of regional offices is also in full swing and will be completed in mid-2006. There is therefore every reason to expect that the anticipated synergies will be realised.

The positive development of the integration process and with that the potential synergies provide confidence that during the year 2006 Océ Imagistics will make a clearly positive contribution to the result of Digital Document Systems and hence to the result of Océ.

In DDS revenues increased by 26.9% from € 434.4 million to € 551.1 million. Of this increase, 3.8% was the result of exchange rates. Non-recurring revenues increased by 18.6%, of which 2.8% resulted from exchange rates.

Recurring revenues increased by 29.9%. Excluding the exchange rate effect, the increase amounted to 25.7%.

The above-mentioned increase in revenues results in full from the acquisition of Imagistics and exchange rate effects.

The operating income of DDS was € 6.6 million [2005: € 4.3 million].

On balance this result was positively influenced by a release of pension provisions in the United States. We expect the result of DDS to develop positively in the forthcoming quarters.

The Wide Format Printing Systems [WFPS] Strategic Business Unit had en excellent quarter. Revenues increased by 7.7% to € 203.0 million. Of this increase, 4.9% was the result of exchange rate effects.

Both non-recurring and recurring revenues, excluding exchange rate effects, increased by 5.7% and 1.5% respectively.

Operating income increased by 76.5% to € 17.1 million [2005: € 9.7 million].

WFPS is deriving maximum benefit from the recent product introductions and an increase in demand for colour consumables which are giving rise to healthy growth in revenues and income. In addition, the exceptional items also had a positive impact on the result of WFPS.

Particularly in the market for technical documentation [TDS], in which Océ holds a leading market position, the results were good. Both in the high volume and in the digital low volume segment substantial revenues growth was booked. In the colour segment, too, Océ is building up an increasingly stronger position, both with its own products and with third-party products.

At the end of March Océ again launched a number of important new products at OpenHouse 2006, our own trade show for customers, potential customers, analysts and the press.

Quarterly report 2006/1

Highlights were the Océ TCS500, a highly productive colour printer for the technical documents market, the Océ VarioPrint 6250, the fastest digital duplex printer for the commercial and office markets, and the Océ VarioStream 9330, a multi-colour printer for transaction printing and the graphics market.

With the printing systems [hardware and software] that were brought to market in the past few years, supplemented by the recent new introductions, Océ offers a very strong and complete product range for both Digital Document Systems and Wide Format Printing Systems.

Balance sheet and cash flow

The opening balance sheet as at December 1, 2005 has been adjusted, as compared to the closing balance sheet for the 2005 financial year, through the addition of “financial instruments” [IAS 32 and IAS 39]. As a result, the balance sheet total increased by € 20 million and total equity decreased by € 100 million. The decrease was caused by the previously mentioned reclassification of preference shares [€ 57 million] and a minority interest [€ 37 million] from total equity to debt. As at the end of the first quarter of 2006 the conditions attaching to a minority interest have been changed in such a way that this again will be included in as total equity. Provided that the changed conditions for the preference shares are approved by shareholders at the forthcoming General Meeting of Shareholders, the preference shares will again be classified as equity at the end of the second quarter.

The balance sheet total amounted to € 2,741 million. This is a reduction of € 120 million as compared to the IFRS opening balance sheet for the 2006 financial year.

Lease and trade accounts receivable decreased by € 27 million and cash balances by € 83 million. Shareholders’ equity [excluding minority interest] increased slightly during the quarter [€ 14 million]. The free cash flow was € 64 million negative [2005: € 52 million negative].

Operational cash flow was € 52 million negative. The increase in inventories amounted to € 24 million, whilst trade accounts receivable decreased by € 39 million. In addition, there were substantial, seasonally linked payments of costs that had already been provided for in previous quarters. The cash flow from investing activities was € 12 million negative [2005: € 3 million negative]. Net investments in tangible and intangible assets [€ 23 million] were only offset in part by the sale of the still existing lease portfolio [€ 11 million].

During 2006 the cash flow will improve and a positive cash flow is expected for the full year.

Prospects

The Board of Executive Directors is maintaining the expectation that it made in January that revenues will increase, partly thanks to the acquisition of Imagistics. Operating income will be depressed because of higher R&D expenditure, restructuring costs, the amortisation of intangible assets and lower revenues from leases. On the other hand this will be compensated by savings from the restructuring operations in Europe and the United States and by the synergies achieved through the integration of Océ Imagistics.

However, it is still too soon to pronounce a concrete expectation for the result for 2006.

Océ N.V.

April 4, 2006

For further information:

Investor Relations:

Pierre Vincent

Senior VP Investor Relations

Venlo, The Netherlands

Telephone +31 077 359 2240

E-mail investor@oce.com

Press:

Jan Hol. Senior VP Corporate Communications

Venlo, The Netherlands

Telephone +31 77 359 2000

E-mail jan.hol@oce.com

Quarterly report 2006/1

Consolidated Statement of Operations

Period December 1, 2005 till February 28, 2006	First quarter 2006	First quarter 2005

In million €	IFRS	IFRS
Revenues from sales, rentals and service	746.1	613.1
Interest from financial lease	8.0	9.7

Total revenues	754.1	622.8
Cost of sales, rentals and service	430.6	362.0
Gross margin	323.5	260.8
Operating expenses	299.8	246.8
Operating income	23.7	14.0
Financial expense [net]	–12.6	–3.1
Share in income of associates	0.1	0.3
Income before income taxes	11.2	11.2
Income taxes	0.7	–2.3
Net income before minority interest	11.9	8.9
Minority interest	0.0	–0.6
Net income	11.9	8.3

Free cash flow	–63.6	–51.7

Average number of ordinary shares outstanding [x 1,000]	83,742	83,560

Per ordinary share in €
Net income attributable to holders of ordinary shares	0.14	0.09

Quarterly report 2006/1

Consolidated Balance Sheet

In million €	First quarter 2006 IFRS	Opening balance 2006 IFRS	End of financial year 2005 IFRS
Assets

Intangible fixed assets	541	551	551
Tangible fixed assets	569	579	579
Derivate financial instruments	10	9	—
Other non-current assets	331	355	351
Total non-current assets	1,451	1,494	1,481

Inventories	384	363	363
Trade and other receivables	840	855	854
Derivate financial instruments	6	6	—
Cash and cash equivalents	60	143	143
Total current assets	1,290	1,367	1,360

Total assets	2,741	2,861	2,841

Equity and liabilities

Total shareholders’equity	662	648	711
Minority interest	35	—	37
Total equity	697	648	748

Non-current borrowings	271	334	227
Provisions and other liabilities	590	605	605
Total non-current liabilities	861	939	832

Current borrowings	672	669	669
Derivate financial instruments	14	16	—
Other current liabilities	497	589	592
Total current liabilities	1,183	1,274	1,261

Total equity and liabilities	2,741	2,861	2,841

Quarterly report 2006/1

Changes in shareholders’ equity

In million €	First quarter 2006 IFRS	Financial year 2005 IFRS
Amount at November 30, 2005/2004	711	714

Transition to IFRS [excluding IAS 32 and IAS 39]	—	–70
Transition to IAS 32 and IAS 39	–63	—

Amount at December 1, 2005/2004	648	644

Net income	12	80
Dividend	—	–50
Results on shares purchased	—	–1
Movement repurchased shares	3	3
Movement hedge reserve	3	—
Foreign currency translations	–4	35

Amount at February 28, 2006/ November 30, 2005	662	711

Quarterly report 2006/1

Abridged Consolidated Statement of Cash Flow

Period December 1, 2005 till February 28, 2006 In million €	First quarter 2006 IFRS	First quarter 2005 IFRS
Cash flow from operating activities

Net income	12	8
Depreciation	52	35
Investments less divestments in rental equipment and movements in finance lease receivables	–3	3
Long term liabilities [provisions], inclusive provisions for finance lease and short term assets	–2	–15
Trade accounts and other receivables	–6	–2
Inventories	–24	–14
Trade accounts payable	–39	–9
Net change in other working capital accounts	–42	–55

Cash flow from operating activities	–52	–49

Cash flow from investing activities

Capital expenditure on intangible assets	–4	–2
Capital expenditure less divestments in property, plants and equipment	–19	–20
Capital expenditure on other financial assets	—	—
Net change in unconsolidated companies	—	—
Sale of lease portfolio	11	19

Cash flow from investing activities	–12	–3

Free cash flow	–64	–52

Cash flow from financing activities

Interest bearing loans	–58	12
Movement repurchased shares	3	1
Dividend	—	—
Other	35	–2

Cash flow from financing activities	–20	11

Translation differences	1	–2

Change in cash and cash equivalents	–83	–43

Quarterly report 2006/1

Profile

Océ: innovative by nature

Océ is one of the world’s leading suppliers of professional printing and document management systems. For offices, industry and the graphics market the company develops and manufactures systems for the production, distribution and management of documents, in colour and black and white, in small format and in wide format.

This relates to printers, scanners, perpheral equipment and printing media but also to document management software and innovative products in the areas of system integration, outsourcing of document management activitiees and leasing of machines.

Océ focuses primarily on professional environments in which its products are well-konown for their productivity and reliability, ease of use and favourable total cost of ownership. The company has built a world-wide reputation as an innovative business in both a commercial an technological respect.

Océ is commercially active in 80 countries and has its own sales and services establishments in over 30 countries. In Europe and the United States it also operates research and manufacturing facilities in various locations. In 2005 Océ, which employs more than 24,000 people, achieved revenues of € 2.7 billion and a net income of € 80 million.

Business model Océ’s business model is based on close cooperation between Sales and Services and Research & Development. Thanks to the constant feedback of experience gained from ongoing, intensive contact with users, Océ is able to respond promptly and effectively to changing market conditions.

The company’s own sales and service organisation has attuned its activities as accurately as possible to the market segments that are of strategic relevance. In this way the broad product range and technology base of Océ and selected machines OEMs [Original Equipment Manufacturers] can be optimally deployed to meet customer needs. In a number of countries part of the product range is made available via specialised distributors.

Océ develops its basic technologies and most of its products concepts in own R&D facilities. In all cases this involves searching for ways of providing specific solutions for each customer’s current and future needs. The desire and the ability to develop totally new concepts to meet these needs is the source of the company’s broad and unique technology base. Océ’s innovative capabilities are also enhanced and strengthened through alliances with strategic partners and through cooperation with co-developers and OEMs for machines in the high, medium and low volume segments.

The publicly listed holding company of the Group is Océ N.V. The issued share capital amounts to about € 53.6 million divided into € 43.6 million ordinary shares, € 10 million financing preference shares and € 1,500.- priority shares. The ordinary and financing preference shares have a nominal value of € 0.50. Ordinary shares in Océ are listed on the stock exchanges in Amsterdam [Euronext], Düsseldorf, Frankfurt/ Main and on the electronic stock exchange [EBS] in Switzerland. They are traded in the United States as American Depositary Receipts [ADRs] via NASDAQ. Options to Océ shares are traded on the Euronext Options Exchange.

Quarterly report 2006/1

Forward-looking statements

This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking refer to future events and may be expressed in a variety of ways, including the use of future or present tense language such as ‘expects, ‘projects’, ‘anticipates’, ‘intends’ or other similar words.

Océ has based these forward-looking statements on its current expectations and projections about future events.

Océ’s expectations and projections may change and Océ’s actual results, performance or achievements could be significantly different from the results expressed in or implied by these forward-looking statements based on various important factors, risks and uncertainties which are neither manageable nor foreseeable by Océ [and some of which are beyond Océ’s control].

When considering these forward-looking statements, one should keep in mind these risks, uncertainties and other cautionary statements made in this report or in Océ’s other annual or periodic filings made with the United States Securities and Exchange Commission.

These factors, risks and uncertainties include, but are not limited to changes in economic and business conditions, customer demand in competitive markets, the successful introduction of new products and services into markets, developments in technology, adequate pricing of products and services, competitive pricing pressures within Océ’s markets, the financing of Océ’s business activities, efficient and cost-effective operations, changes in foreign currency exchange rates, fluctuations in interest rates, political uncertainties, changes in governmental regulations and laws, tax rates, successful acquisitions, joint ventures and disposals and the effects of recent or further terrorist attacks and the war on terrorism.

For a more detailed discussion of the factors, risks and uncertainties that may affect Océ’s actual results, performance or achievements, reference is made to pages 69 to 74 of the annual report for 2005, Océ’s Annual Report on Form 20-F and any other filings made by Océ with the United States Securities and Exchange Commission.

Océ’s forward-looking statements speak only as of the date on which the statements are made, and Océ is under no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Océ enables its customers to manage their documents efficiently and effectively by offering innovative print and document management products and services for professional environments.

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